1. Nature of Operations and Summary of Significant Accounting Policies

Kalos Capital, Inc. (the "Company") was formed in 1997 and conducts business as a securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

Description of the Business

The Company, through a network of registered representatives, sells various securities to customers, including stocks, bonds, direct participation programs through private placements, interests in limited partnerships, limited liability companies, real estate investment trusts, business development companies and variable annuities, on a fully disclosed basis. All of the Company's trades are cleared through one of two unrelated clearing brokers. The Company's independent registered representatives are licensed throughout the United States.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standard

In November 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2016-18, *Statement of Cash Flows* (Topic 230): *Restricted Cash*, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. Therefore, amounts generally described as restricted cash and cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU is effective for non-public companies for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company has early adopted this ASU, as permitted. Cash, at the beginning of the year, presented on the statement of cash flows, has been amended to include previous restricted cash and deposits with clearing organization to conform with the presentation in the 2016 financial statement presentation.

Cash

Cash represents withdrawable deposits in a bank account held in a broker/dealer. From time to time, balances may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account.

Deposits with Clearing Organization

Deposits are held by the clearing brokers as a condition of the Company's Fully Disclosed Clearing Agreements. The required deposits with the clearing organization totaled $150,000 at December 31, 2016.

Revenue Recognition

Commission revenues and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The trade date is the date the trade transaction is executed and processed by the company. During 2016, three products individually accounted for greater than 5% of commission revenue. Total revenue generated from these three products represented approximately 24% of commission revenue in 2016.

The Company receives sponsorship income for an annual event for its top producing investment advisors in return for publicity and other networking opportunities. The income received prior to the event are deferred and recognized as income when the related costs have been incurred and the Company has satisfied its obligation under the contract. Deferred revenue was $246,000 as of December 31, 2016.

The Company receives reimbursements from the Company's registered reps that relate to fees paid on their behalf. These fee reimbursements are recognized as income in the period in which the associated costs are incurred.

Commissions Receivable

The Company considers current commissions receivable to be fully collectible and historically has incurred insignificant bad debt losses. Accordingly, no allowance for doubtful accounts is provided in the accompanying financial statements. Six products individually represent 5% of commissions receivable at December 31, 2016. Commissions receivable from these products represented approximately 62% of commissions receivable at December 31, 2016.

Income Taxes

The Company has elected to be taxed under the S Corporation provision of the Internal Revenue Code and similar state laws. Under this provision, the Company does not pay corporate income taxes on its taxable income. Instead, the stockholders' are liable for individual income taxes on their respective shares of the Company's taxable income. Accordingly, the accompanying financial statements do not include a provision or liability for income taxes.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in filed income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the years subsequent to 2013 are subject to examination by tax authorities, and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated for potential recognition and disclosure through February 15, 2017, the date the financial statements were available to be issued. There were no subsequent events that require recognition or disclosure in the financial statements.

2.   Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed fifteen to one. Net capital and the net capital ratio fluctuate on a daily basis. As of December 31, 2016, the ratio of aggregate indebtedness to net capital ratio was 1.66 to 1 and net capital was $1,355,021 which exceeded the minimum net capital requirements by $1,205,465.

3.   Related Party Transaction

The Company shares various office expenses and salaries with a company under common ownership (affiliate). Expenses paid to this affiliate during 2016 for shared expenses were $3,277,950.

4. **Commitments and Contingencies**

In the normal course of business as a broker, the Company may be exposed to various risks such as credit risk or risk of default by a client, or legal action by a client or a client's counterparty related to the performance of its services under a contract agreement. Management does not believe the Company is exposed to any significant risks as of and for the year ended December 31, 2016.